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                           June 27, 2023

       Gaga Gvenetatdze
       Chief Executive Officer
       Kheoba Corp.
       24 Vazha-Pshavela St.
       Tbilisi, Georgia 0105

                                                        Re: Kheoba Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 21, 2023
                                                            File No. 333-263020

       Dear Gaga Gvenetatdze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

       Form S-1/A filed June 21, 2023

       Notes to Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Website Development Costs, page F-7

   1. We note your response to our prior comment 3, however your disclosure does not address when you capitalize
website development costs. It also does not state when you start amortizing these costs.
Please enhance your disclosure accordingly.
       Revenue Recognition, page F-7

   2. We note your response to our prior comment 2, however, your new disclosure does not address your specific
revenue stream. Expand your disclosure to explain what type of
 Gaga Gvenetatdze
Kheoba Corp.
June 27, 2023
Page 2
         service is included in the sale of your tourism program. Discuss your specific performance obligation, how you determine the transaction price, and when you
         determine you satisfy the performance obligation.
General

3. The auditor consent included in this filing in Exhibit 23.1 refers to Amendment 2 instead of Amendment 4. Please ask your auditors to revise accordingly.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameGaga Gvenetatdze                            Sincerely,
Comapany NameKheoba Corp.
                                                              Division of
Corporation Finance
June 27, 2023 Page 2                                          Office of
Technology
FirstName LastName